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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                                (RULE 14d-101)

     SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   Courtyard by Marriott Limited Partnership
                           (Name of Subject Company)

                                  CBM One LLC
                     (Names of Person(s) Filing Statement)

                    Units of limited partnership interests
                        (Title of Class of Securities)

                                     None
                     (CUSIP Number of Class of Securities)

                            Christopher G. Townsend
                   Courtyard by Marriott Limited Partnership
                              10400 Fernwood Road
                           Bethesda, Maryland 20817
                                (301) 380-2070
                 (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of the Person(s)
                               Filing Statement)

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                                  Copies to:

J. Warren Gorrell, Jr. Bruce W. Gilchrist Hogan & Hartson LLP Columbia Square, 555 Thirteenth Street, N.W. Washington, D.C. 20004-1109 (202) 637-5600

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  The name of the subject company is Courtyard by Marriott Limited Partnership, a Delaware limited partnership (the "Partnership"). The principal executive office of the Partnership is located at 10400 Fernwood Road, Bethesda, Maryland 20817 and its telephone number is (301) 380-2070. The sole general partner of the Partnership (the "General Partner"), with a 5% general partnership interest, is CBM One LLC, a Delaware limited liability company. The principal executive office of the General Partner is located at 10400 Fernwood Road, Bethesda, Maryland 20817 and its telephone number is (301) 380-2070. The class of equity securities to which this Statement relates is the units of limited partnership interest in the Partnership (the "Units"). As of August 2, 2000, there were 1,150 Units outstanding.

Item 2. Identity and Background of Filing Person.

  The name, business address and business telephone number of the General Partner, which is the filing person, are set forth in Item 1 above. The General Partner in the sole general partner of the Partnership.

  This Statement relates to an offer by CBM I Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC ("MI Investor"), a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge"), to purchase (the "Purchase Offer") all outstanding Units (other than Units owned by the General Partner) at $134,130 per Unit (or a pro rata portion thereof) in cash, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated August 7, 2000 and the related Proof of Claim, Assignment and Release, copies of which are enclosed herewith (which, as amended or supplemented from time to time, are collectively herein referred to as the "Purchase Offer and Consent Solicitation"). If the Court (as defined below) approves legal fees and expenses of approximately $18,000 per Unit to counsel to the class action plaintiffs ("Class Counsel") in the Haas Litigation (as defined below), the net amount that each holder of Unit(s) (a "Unitholder") that is a class member will receive is approximately $116,000 per Unit (or a pro rata portion thereof).

  The Purchase Offer and the consent solicitation described in the Purchase Offer and Consent Solicitation are being made pursuant to the terms of a settlement agreement, dated March 9, 2000 (the "Settlement Agreement"), relating to a class action lawsuit against the predecessor-in-interest to the General Partner, five other limited partnerships and various related entities and others, currently in the 285th Judicial District Court (the "Court") of Bexar County, Texas (the "Haas Litigation"). The Settlement Agreement also relates to a lawsuit filed with respect to Courtyard by Marriott II Limited Partnership.

  Pursuant to the terms of the Settlement Agreement, a subsidiary of the Purchaser will merge (the "Merger") with and into the Partnership pursuant to an agreement and plan of merger (the "Merger Agreement") immediately following the consummation of the Purchase Offer. In the Merger, each outstanding Unit that has not been tendered in the Purchase Offer (other than Units held by the General Partner, the Purchaser or holders who have elected to opt out of the Settlement) will be converted into the right to receive $134,130 per Unit (or a pro rata portion thereof) in cash. If the Court approves legal fees and expenses of approximately $18,000 per Unit to Class Counsel, the net amount that each Unitholder that is a class member will receive is approximately $116,000 per Unit (or a pro rata portion thereof). In addition, each outstanding Unit held by a holder who has elected to opt out of the Settlement will be converted in the Merger into the right to receive a cash amount equal to the appraised value of such Unit (or a pro rata portion thereof), as determined in accordance with the appraisal provisions of the Merger Agreement and the Settlement Agreement. The appraised value of Units will not include any amount representing the value of the settlement of the claims asserted in the Haas Litigation. The amount to be received by any Unitholder in the Merger will be reduced by any amount owed by such holder on the original purchase price of his or her Units.

  The Purchase Offer and Consent Solicitation also relates to the solicitation by the General Partner of consents to the Merger and to certain amendments to the Partnership's partnership agreement (the "Amendments").

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  The Purchaser has not yet established an office and can be contacted through
MI Investor or Rockledge. The business address of MI Investor is 10400
Fernwood Road, Bethesda, Maryland 20817 and its telephone number is (301) 380-3000. The business address of Rockledge is 10400 Fernwood Road, Bethesda, Maryland 20817 and its telephone number is (301) 380-9000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Risk Factors" and "Special Factors--Certain Transactions with the Partnership," is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

  The General Partner is a defendant in the Haas Litigation. Therefore, the General Partner has a conflict of interest with respect to the Purchase Offer, the Merger and the Amendments and, accordingly, is not making a recommendation to any Unitholder as to whether to tender or to refrain from tendering his or her Units in the Purchase Offer or whether or not to consent to the Merger and the Amendments. Each Unitholder must make his or her own decision whether or not to tender his or her Units in the Purchase Offer and whether or not to consent to the Merger and the Amendments, based upon a number of factors, including several factors that may be personal to Unitholders, such as their financial position, their need or desire for liquidity, their preferences regarding the timing of when they might wish to sell their Units, other financial opportunities available to them, and their tax position and the tax consequences to them of selling their Units.

  The General Partner owns a total of 15 Units representing a 1.24% limited partnership interest in the Partnership. The General Partner will not tender its Units in the Purchase Offer. Instead, in the Merger, the General Partner's Units will be converted into a 1.24% limited partnership interest in the surviving partnership, and its 5% general partnership interest will be converted into a 5% general partnership interest in the surviving partnership.

  As of August 2, 2000, two individuals that are officers and managers of the General Partner and officers of Host Marriott Corporation each owned a quarter Unit. In addition, as of August 2, 2000, an officer of Marriott International owned one Unit. These individuals have indicated that they intend to tender their Units in the Purchase Offer. Other than as described herein, none of the executive officers, managers, affiliates or subsidiaries of the General Partner and none of the affiliates or subsidiaries of the Partnership (other than the General Partner) own any Units.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

  Neither the Partnership nor the General Partner has retained any person to make solicitations or recommendations in connection with the Purchase Offer. Class Counsel has retained GEMISYS Corporation to act as the claims administrator in connection with the Purchase Offer and the Consent Solicitation. The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Other Matters--Fees and Expenses" is incorporated herein by reference.

Item 6. Interests in Securities of the Subject Company.

  Neither the Partnership or any of its subsidiaries or affiliates, nor the General Partner or any of its executive officers, managers, affiliates or subsidiaries, has effected any transaction in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as described or referred to in this Statement, no negotiations are being undertaken or engaged in by the General Partner on behalf of the Partnership in response to the Purchase Offer that relate to (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries, or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership, (iii) a purchase, sale or transfer of a material amount of assets by the Partnership

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or any subsidiary of the Partnership, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

  Except as described or referred to in this Statement, there are no transactions, resolutions of the Managers of the General Partner, agreements in principle or signed contracts that were entered into in response to the Purchase Offer that relate to one or more of the matters referred to in this
Item 7.

Item 8. Additional Information.

  The information contained in the Purchase Offer and Consent Solicitation and the Proof of Claim, Assignment and Release is incorporated herein by reference.

Item 9. Exhibits.

(1)  Purchase Offer and Consent Solicitation dated August 7, 2000.*
(2) Form of Agreement and Plan of Merger by and among the Joint Venture, Merger Sub and the Partnership.**
(3) Settlement Agreement dated as of March 9, 2000 among the Milkes Plaintiffs (as defined therein), the Haas Plaintiffs (as defined therein), the Palm and Equity Intervenors (as defined therein) and the Defendants (as defined therein), each by and through their respective counsel of record.**
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*Incorporated by reference to the Proxy Statement and the Tender Offer
Statement on Schedule TO filed by the Purchaser, the Joint Venture, Marriott International, MI Investor, Rockledge, Host Marriott Corporation and Host Marriott, L.P. with the Securities and Exchange Commission on August 7, 2000.

**Incorporated by reference to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Purchaser, the Joint Venture, Marriott International, MI Investor and Rockledge with the Securities and Exchange Commission on June 29, 2000.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COURTYARD BY MARRIOTT LIMITED
                                          PARTNERSHIP

                                          By: CBM One LLC, its general partner

                                                /s/ C. G. Townsend
Dated: August 7, 2000                        By: ______________________________

                                                Name:C. G. Townsend
                                                Title:Executive Vice President

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